KRAMBU, Inc.

Computer Hardware Purchase Agreement

Purchase Order

This Purchase Order relates to the purchase by the undersigned Purchaser of the computer Hardware described below from KRAMBU, Inc. The Terms and Conditions attached hereto and the Specifications relating to the purchased Hardware are incorporated herein by reference. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Terms and Conditions.

Purchaser Information

Purchaser	AW Blockchain Mining, Inc.
Shipping Address	3820 Central Avenue Cheyenne, WY 82001
Email	info@awblockchainmining.com
Telephone	9492756132

Delivery Terms

Delivery Date	01/07/2019
Other Delivery Information	Hosted at Krambu Hosting fee - $.09 per KWh

Purchased Hardware

Model	KRM3U 19-P102
Base Price	$ $14,106.00
Custom Features	$ N/A
Price Per Unit	$ $14,106.00
No. of Units	1
Total Units Price	$ $14,106.00
Taxes	$ N/A
Shipping Costs	$ N/A
Insurance Costs	$ N/A
Total Purchase Price	$ $14,106.00

The Total Purchase price is due and payable in full upon KRAMBU's acceptance of this Purchase Order. KRAMBU will not begin manufacturing or processing your order until payment in full has been received.

By executing this Agreement, the Purchaser represents and warrants that it has read and fully understands each provision of this Agreement, including the Terms and Conditions.

KRAMBU, Inc.

Computer Hardware Purchase Agreement

Terms and Conditions

These Terms and Conditions set forth the terms and conditions applicable to the sale by KRAMBU, Inc., a Delaware corporation ("KRAMBU"), of the computer Hardware identified in the Purchase Order to which these Terms and Conditions are attached. Unless otherwise agreed to by KRAMBU in writing, these Terms and Conditions apply to (a) sales to End Users directly by KRAMBU; (b) sales by KRAMBU to a Reseller; and (c) sales by a Reseller to an End User ("Purchaser"). By placing this Purchase Order, Purchaser accepts and is bound to the Terms and Conditions set forth below.

1.**Definitions**

"*Affiliate*" means KRAMBU's direct or indirect subsidiaries or any entity controlling, controlled by, or under common control with KRAMBU.

"*Base Price*" means the purchase price for Ordered Hardware, net of taxes, shipping costs, insurance and other charges.

"Colocation Services" means the services that KRAMBU sells to owners of computer hardware (including Hardware) and other equipment for the operation of that Hardware or other equipment in KRAMBU's Data Centers under the terms and conditions set forth in KRAMBU's Colocation Services Agreement.

"Colocation Agreement" means KRAMBU's form of Colocation Master Services Agreement that KRAMBU uses to sell and administer Colocation Services.

"Data Center" means a Data Center operated by KRAMBU at which KRAMBU may provide Colocation Services under a Colocation Agreement.

"*Delivery*" means the time at which Hardware is delivered to the Purchaser at the Purchaser's designated point of receipt as set forth on the Purchase Order.

"Delivery Date" means the estimated delivery date of Ordered Hardware as agreed upon by the Supplier and Purchaser and set forth on a Purchase Order.

"*Documentation*" means Supplier's then current, generally available user manuals and online help for Hardware.

"End User" means a purchaser of Hardware from a Supplier under this Agreement or from a Reseller under a Reseller Agreement.

"*Hardware*" means: (a) the computer hardware (which is the Hardware that Supplier provides to Purchaser under these Terms and Conditions); and (b) the firmware embedded in that Hardware.

"*Order*" means the Hardware identified on a Purchase Order executed by Purchaser.

"Payment in Full" means payment of the Total Purchase Price as set forth on the Purchase Order in accordance with the requirements of these Terms and Conditions.

"Purchaser" has the meaning set forth in the preamble to these Terms and Conditions.

"*Purchase Order*" means a purchase order in the form provided by a Supplier, executed by the Purchaser and Supplier, identifying the Hardware to be purchased, the Purchase Price and certain other terms of an Order.

"*Providers*" means entities (other than Purchaser) whose components, subassemblies, software, services, or some combination of these items have been incorporated into the Hardware.

"Reseller" means a person or entity that has executed and delivered a Reseller Agreement with KRAMBU.

"Reseller Agreement" means an agreement between KRAMBU and a Reseller pursuant to which KRAMBU has authorized the Reseller to (a) purchase Hardware from KRAMBU or other Supplier (as defined in the Reseller Agreement) as principal for resale to End Users; and (b) act as KRAMBU's agent in the sale of Colocation Services, in each case under the terms and conditions set forth in the Reseller Agreement.

"*Suppliers*" means KRAMBU, any Affiliate of KRAMBU, any authorized Reseller or any other person or entity authorized by KRAMBU to sell Hardware.

"Total Purchase Price" means the total purchase price of all Hardware Ordered pursuant to a Purchase Order, including taxes, shipping costs, insurance and any other costs or expenses relating to a Order.

"*Warranty*" means the limited warranty covering the Hardware described in Section 3.

"*Warranty Period*" means the one-year period described in Section 3.2, as it may be extended pursuant to Section 3.3.

2. **Buying Hardware**.

2.1. ***Authorized Sellers***. Purchaser may buy Hardware from Suppliers under these Terms and Conditions. The Supplier that issues the quote to Purchaser is solely responsible to Purchaser to fulfill the obligations under that quote.

2.2. ***Quotes***. Acceptance of one Order is independent from any other Order. Quoted prices are effective until the expiration date of the Supplier's quote, but may change due to shortages in materials or resources, increase in the cost of manufacturing, or other factors.

2.3. ***Orders.*** An Order is not binding on KRAMBU until Payment in Full for the Hardware so ordered has been tendered to KRAMBU by the Purchaser unless otherwise agreed upon in writing by KRAMBU. If the Purchaser is a Reseller or is purchasing Hardware from a Supplier other than KRAMBU, the related Order is not binding on KRAMBU until such Supplier has tendered Payment in Full to KRAMBU. The Purchaser may change (but not cancel) an Order at any time without cost until KRAMBU integrates or purchases components for the Order. Any Order that changes after such time is subject to a fee equal to 10.0% of the Total Units Price set forth on the Purchase Order. An Order for customized Hardware may not be changed once the Purchase Order has been accepted. Orders will contain charges for shipping and handling. Purchaser will be responsible for any increases in shipping costs incurred between the date of the Purchase Order and the Shipping Date. The Supplier may change any Order that has been priced incorrectly. Supplier is not responsible for pricing, typographical, or other errors in any Offer and may cancel Orders affected by such errors.

2.4. ***Discontinued Products***. The Supplier may revise or discontinue products at any time, including after an Order has been placed. As a result, the hardware the Purchaser receives may differ from the Hardware ordered; however, KRAMBU branded Hardware will meet or exceed the specifications of the Hardware set forth on the Purchase Order

2.5. ***Cancellation by the Supplier***. The Supplier may cancel any Order at any time for any reason. Upon cancellation, the amount paid by the Purchaser will be refunded to the Purchaser without interest or other consideration.

2.6. ***Cancelation by the Purchaser and Acceptance***. Purchaser may not cancel Orders. All Hardware is deemed accepted by Purchaser upon its Delivery. Notwithstanding such acceptance, Purchaser retains all rights and remedies set forth in the Warranty.

2.7 ***Shipping; Risk of Loss.*** The shipping address set forth on the Purchase Order may not be changed after acceptance of the Purchase Order. Shipping times are estimates, and the Supplier cannot guarantee the performance of shipping providers. No cancellation of an Order will be accepted based on the non-performance of the shipping provider. Insurance will be provided by KRAMBU, at the Purchaser's expense, if the Hardware is shipped by KRAMBU, and the risk of loss during shipping shall be borne by KRAMBU. If the Purchaser arranges for shipping, the Purchaser will be responsible for obtaining and paying for insurance, and the risk of loss during shipping shall be borne by the Purchaser. The Purchaser will be responsible for filing any claims under any such insurance.

2.8 ***Delivery***. An Order shall be deemed to be completed upon delivery of the Hardware to the shipping provider. The Delivery Date set forth on a Purchase Order is an estimate only and neither KRAMBU nor any Supplier shall have any liability if Delivery occurs after the Delivery Date set forth on a Purchase Order. Undeliverable packages that are returned will be redelivered to the original address set forth on the Purchase Order or to such other address as the Purchaser may give to the Supplier in writing. The Purchaser shall pay the cost of such redelivery.

2.9 ***Title***. Title to Hardware passes to Purchaser upon Delivery. Purchaser must notify KRAMBU within 21 days of the Delivery Date date if Purchaser believes any part of its Order is missing, wrong, or damaged.

2.10 ***Taxes***. Purchaser is responsible for payment of any sales, use, value added, GST, and any other similar taxes or governmental fees associated with Purchaser's Order. Purchaser also must pay all freight, insurance, and taxes (including but not limited to import or export duties, sales, use, value add, and excise taxes). If Supplier is obligated by applicable law to collect and remit any taxes or fees, then Supplier will add the appropriate amount to Purchaser's Purchase Order as a separate line item. If Purchaser qualifies for a tax exemption, Purchaser must provide Supplier with a valid certificate of exemption or other appropriate proof of exemption. If Purchaser is required by law to make a withholding or deduction from payment, Purchaser will make payments to Supplier net of the required withholding or deduction, and will provide to Supplier satisfactory evidence (*e.g.*, official withholding tax receipts) that Purchaser has accounted to the relevant authority for the sum withheld or deducted. If Purchaser does not provide the information within 60 days of remittance to the applicable tax authority, Supplier will charge Purchaser for the amount that Purchaser deducted for the transaction.

2.11 ***Orders Through Resellers***. If Purchaser's purchase is made through a Reseller, then the foregoing Sections 2.2 through 2.10 do not apply and all invoicing, payment, returns, ordering, and cancellation terms for the Purchase will be as agreed between Purchaser and the Reseller.

2.12 ***Colocation Services.*** The Purchaser may, at its election and at no additional cost, elect to have the purchased Hardware hosted at one of KRAMBU's Data Centers for one year following the Delivery Date. Such election is conditioned upon the Purchaser's execution and delivery to KRAMBU of a Colocation Agreement. Such Colocation Agreement shall (a) be for a period of three years beginning on the Delivery Date; (b) provide that no colocation fees or expenses shall accrue or be payable by the Purchaser during the first year of the term; and (c) permit the Purchaser the right to terminate the second and third years of the term without liability upon 90 days written notice of termination to KRAMBU and subject to any other termination provisions in the Colocation Agreement.

3. **Hardware Warranty, Exclusions and Disclaimers**

3.1. ***Introduction.*** Kambu-branded Hardware comes with the one-year limited warranty described in this Section 3 (the "Warranty") that may be extended to a three-year limited warranty as described below. The Warranty is limited to the Hardware (including the embedded firmware). If the purchase of the Hardware is made directly from KRAMBU, then KRAMBU will provide, at no cost to the Purchaser, limited complementary technical phone support in connection with this Warranty. If the purchase of the Hardware is made through a Reseller, the Reseller shall provide, at no cost to the Purchaser, limited technical support to the Purchaser for a period of 30 days following Delivery as more fully described in the Reseller Agreement, and thereafter, KRAMBU will provide, at no cost to the Purchaser, the limited complementary technical phone support described above.

3.2. ***One-Year Limited Warranty.*** KRAMBU warrants that the Hardware will be free from defects in materials and workmanship. The Warranty covers damage to the Hardware during shipping as described above. The limited Warranty Period is one year beginning on the Delivery Date..

3.3. ***Extension of Warranty Period***. The one-year limited Warranty Period provided in Section 3.1 shall be extended to a three-year Warranty Period if the Purchaser enters into a Colocation Agreement as provided in Section 2.12. The Warranty Period shall return to a one-year term if at any time during the Warranty Period the Hardware no longer is subject to a Colocation Agreement.

3.4. ***Limitations on Warranty.*** This limited Warranty does not cover damage due to external causes, including accident; neglect; abuse; use not in accordance with Hardware instructions or Documentation; use in an improper or wet environment; physical damage not caused by KRAMBU; problems with electrical power; burned parts on boards or chips; servicing not authorized by KRAMBU; failure to perform required preventive maintenance; problems caused by use of parts and components not supplied by KRAMBU; modification or alteration of the Hardware not performed by KRAMBU; the use of external devices, accessories or parts added to a KRAMBU system after the system is shipped from KRAMBU; or use of accessories or parts that are not installed in the KRAMBU factory. The Warranty does not cover damages caused by software provided by the Purchaser for installation in the Hardware by KRAMBU or installed by the Purchaser, or viruses, bugs or malicious software. In addition, the Warranty will be void if any manufacturers' serial numbers on any of the parts included in the Hardware have been altered or are illegible.

3.5. ***Repair or Replacement of Hardware under Warranty***. During the Warranty Period, KRAMBU will repair or replace Hardware returned to KRAMBU's designated repair facility. To request limited Warranty service, the Purchaser must contact KRAMBU's Purchaser Technical Support within the limited Warranty Period. The Purchaser Technical Support team will assist the Purchaser in conducting troubleshooting procedures in an effort to identify the cause of the perceived problem. If the troubleshooting procedures are ineffective, the Purchaser will be requested to ship the Hardware to KRAMBU. The Purchaser must ship the Hardware back to KRAMBU in its original or equivalent packaging, prepay shipping charges, and insure the shipment or accept the risk of loss or damage during shipment. The Warranty on repaired Hardware will be for the greater of 30 days or the expiration of the Warranty Period. Notwithstanding the foregoing, if the Hardware is purchased from a Reseller, the Purchaser must seek assistance from the Reseller as provided in the Reseller Agreement for any repairs or technical problems with the Hardware sought during the 30-day period following Delivery.

3.6. ***Costs***. If the Purchaser notified KRAMBU of the problem before the expiration of 30 days after Delivery (and the Hardware was purchased directly from KRAMBU), then KRAMBU will pay shipping costs from the Purchaser to KRAMBU and from KRAMBU back to the Purchaser. If the Purchaser provided notice of the problem to KRAMBU more than 30 days after Delivery (regardless of whether the Hardware was purchased directly from KRAMBU or from a Reseller), then the Purchaser is responsible for shipping costs to KRAMBU, and

if a defect is found and repaired, KRAMBU will pay shipping costs back to the Purchaser. If no defect is found, the Purchaser will be charged for the cost of shipping the Hardware back to the Purchaser and for KRAMBU's examination of the Hardware at KRAMBU's then applicable labor rates.

3.7. ***Ownership of Parts.*** In performing limited Warranty repairs and building replacement products, KRAMBU uses new and reconditioned parts made by various manufacturers. The use of these new or reconditioned parts shall not extend the Warranty Period. KRAMBU owns all parts removed from repaired Hardware.

3.8. ***No Liability for Lost Data***. Before the Purchaser ships the Hardware to KRAMBU, the Purchaser should back up the data on the hard-disk drives and any other storage device in the Hardware. KRAMBU does not accept liability for lost data or software.

3.9. ***Effect of Manufacturers' Warranties on Components.*** The components used in KRAMBU branded Hardware, either at the time of Delivery or as may be replaced under the Warranty, may have warranty periods longer than the Warranty Period hereunder. KRAMBU cannot guarantee that the manufacturers of any such components will honor their warranties on those components.

3.10. ***Warranty Non-Transferrable.*** This Warranty is non-transferrable and is enforceable only by the original Purchaser of the Hardware, except in the case of a purchase by a Reseller, in which case, the Warranty shall be enforceable by the End User, but not by any person or entity that purchases the Hardware from the End User.

3.11. ***Scope of Limited Warranty***.

THIS LIMITED WARRANTY GIVES THE PURCHASER SPECIFIC LEGAL RIGHTS, AND THE PURCHASER MAY ALSO HAVE OTHER RIGHTS THAT VARY FROM STATE TO STATE (OR JURISDICTION TO JURISDICTION). KRAMBU'S RESPONSIBILITY FOR MALFUNCTIONS AND DEFECTS IN THE HARDWARE IS LIMITED TO REPAIR AND REPLACEMENT AS SET FORTH IN THIS LIMITED WARRANTY. ALL EXPRESS AND IMPLIED WARRANTIES FOR THE HARDWARE, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE LIMITED IN DURATION TO THE LIMITED WARRANTY PERIOD SET FORTH ABOVE AND NO WARRANTIES, WHETHER EXPRESS OR IMPLIED, WILL APPLY AFTER SUCH PERIOD. SOME STATES

(OR JURISDICTIONS) DO NOT ALLOW LIMITATIONS ON HOW LONG AN IMPLIED WARRANTY LASTS, SO THE ABOVE LIMITATION MAY NOT APPLY TO THE PURCHASER. KRAMBU DOES NOT ACCEPT LIABILITY BEYOND THE REMEDIES SET FORTH IN THIS LIMITED WARRANTY OR LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMITATION ANY LIABILITY FOR PRODUCTS NOT BEING AVAILABLE FOR USE OR FOR LOST DATA OR SOFTWARE. SOME STATES (OR JURISDICTIONS) DO NOT ALLOW THE EXCLUSION OR LIMITATION OF INCIDENTAL OR CONSEQUENTIAL DAMAGES, SO THE ABOVE EXCLUSION OR LIMITATION MAY NOT APPLY TO THE PURCHASER.

4. **Term; Termination; Survival.**

4.1. ***Effectiveness***. These Terms and Conditions are effective upon the Purchaser's issuance of a Purchase Order to Supplier. These Terms and Conditions continue until terminated in accordance with this Section 4.

4.2. ***Termination***. Either party may terminate these Terms and Conditions: (a) for a material breach by the other party that is not cured within 30 days of the breaching party's receipt of written notice of the breach; or (b) if a party declares bankruptcy or is adjudicated bankrupt or a receiver or trustee is appointed for substantially all of its assets. In addition, If the Purchaser acquired the Hardware through a Reseller, Supplier may terminate these Terms and Conditions with 10 days' written notice if (i) the Reseller Agreement between Purchaser and the Reseller expires or is terminated; (ii) the agreement between Supplier and the Reseller expires or is terminated; or (iii) the Reseller is delinquent on its payment obligations to the Supplier. Supplier may terminate these Terms and Conditions immediately if Purchaser is acquired by or merged with a competitor of KRAMBU or any of its Affiliates.

4.3. ***Survival***. The provisions relating to records, confidentiality, liability, and indemnification will survive termination of this Agreement.

5. **Indemnity**

5.1. ***Indemnification by Purchaser***. Purchaser will defend and indemnify Suppliers against any third party claim resulting or arising from Purchaser's: (a) failure to obtain any appropriate license, intellectual property rights, or other permissions, regulatory certifications, or approvals associated with technology or data that Purchaser provides to Suppliers, or with non-Supplier software or other components that Purchaser directs or requests that Suppliers use with, install, or

integrate as part of the Hardware; (b) violation of Suppliers' proprietary rights; (c) misrepresentation of facts regarding an export license or any allegation made against any Supplier due to Purchaser's violation or alleged violation of applicable export laws; or (d) any breach of these Terms and Conditions by the Purchaser.

6. **Limitation of Liability**

6.1. ***Limitations on Damages***. The limitations, exclusions and disclaimers stated below apply to all Disputes (as defined in Section 8.5). The terms of this Section are agreed allocations of risk constituting part of the consideration for Supplier's sale of Hardware to Purchaser.

6.2. ***Limitation on Direct Damages***. Except for Purchaser's obligations to pay for Hardware, Purchaser's violation of the restrictions on use of products and services or Supplier's intellectual property rights, and the Purchaser's indemnity obligation stated in this Section 6, KRAMBU's total liability for Disputes is limited to an amount equal to the Total Units Price set forth on the Purchase Order.

6.3. ***No Indirect Damages***. Except for Purchaser's payment obligations and violation of Suppliers' intellectual property rights, neither Supplier nor Purchaser has liability to the other for special, consequential, exemplary, punitive, incidental, or indirect damages, or for lost profits, loss of revenue, loss of data, or loss of use, or procurement of substitute products or services.

6.4. ***Regular Back-ups***. Purchaser is solely responsible for its data. Purchaser must back up its data before Supplier performs any remedial, upgrade, or other work on Purchaser's production systems.

6.5. ***Limitation Period***. Except as stated in this Section 6, all claims must be made within the period specified by applicable law. If the law allows the parties to specify a shorter period for bringing claims, or the law does not provide a time at all, then claims must be made within 12 months after the cause of action accrues.

7. **Confidentiality**.

7.1. ***Definition***. (a) "Confidential Information" is any information, technical data, or know-how furnished, whether in written, oral, electronic, website-based, or other form, by the discloser to the recipient that: (i) is marked, accompanied, or supported by documents clearly and conspicuously designating the documents as "confidential", "internal use", or the equivalent; (ii) is identified by the discloser as confidential before, during, or promptly after the presentation or

communication; or (iii) should reasonably be known by recipient to be confidential. (b) These Terms and Conditions impose no obligation upon a recipient with respect to information designated as confidential which: (i) the recipient can demonstrate was already in its possession before receipt from the discloser; (ii) is or becomes publicly available through no fault of the recipient or its Representatives (defined below); (iii) is rightfully received by the recipient from a third party who has no duty of confidentiality; (iv) is disclosed by the discloser to a third party without a duty of confidentiality on the third party; or (v) is independently developed by the recipient without a breach of these Terms and Conditions.

7.2. ***Required Disclosure***. If a recipient is required by a government body or court of law to disclose Confidential Information, to the extent permitted by law, the recipient agrees to give the discloser reasonable advance notice so that the discloser may contest the disclosure or seek a protective order.

7.3. ***Use of Confidential Information***. Recipient may only disclose Confidential Information as authorized by these Terms and Conditions. Recipient will use Confidential Information only for the purpose of and in connection with the evaluation of a potential, or continuation of, a business transaction or relationship between the parties. Recipient may disclose Confidential Information to its directors, officers, employees, and employees of its affiliates, as well as its and its affiliates' contractors, advisors, and agents, so long as those individuals have a need to know in their work for recipient in furtherance of the potential or continued business transaction or relationship, and are bound by obligations of confidentiality at least as restrictive as those imposed on recipient in these Terms and Conditions (collectively, "Representatives"). Recipient is fully liable for any breach of these Terms and Conditions by its Representatives.

7.4. ***Duty of Care***. Recipient will use the same degree of care, but no less than reasonable care, as the recipient uses with respect to its own similar information to protect the Confidential Information.

7.5. ***Independently Developed Products***. The terms of these Terms and Conditions do not restrict the right of recipient to independently design, develop, acquire, market, service, or otherwise deal in, directly or indirectly, products or services competitive with those of the discloser so long as the recipient does not use any of the discloser's Confidential Information for those activities.

7.6. ***Term***. Unless the parties otherwise agree in writing, a recipient's duty to protect Confidential Information expires three years from the date of disclosure.

However, subject to the terms of this Section, the obligation to protect technical information about a discloser's current products and services and all information about possible unreleased products or services never expires.

7.7. ***Return of Confidential Information***. Upon the discloser's written request, recipient will promptly return or destroy all Confidential Information received from the discloser, together with all copies. Notwithstanding the foregoing, recipient's professional advisors (*e.g.,* lawyers and accountants) may retain in confidence one file copy of their respective work papers and final reports in accordance with their professional and ethical obligations.

8. **Miscellaneous**

8.1. ***References***. Supplier may identify Purchaser as a user of Hardware.

8.2. ***Notices***. All notices and demands hereunder shall be in writing and shall be served by personal service by mail at the address of the receiving party set forth below (or at such different address as may be designated by such party by written notice to the other party). All Notices and other communications hereunder shall be in writing and shall be deemed to have been duly given as of the date of confirmed delivery or confirmed facsimile transmission. To be effective, Notices must be delivered to the attention of:

To KRAMBU, Inc
7560 N Government Way #2
Coeur 'd Alene, ID 83815
ATTN: Legal Department
e-mail: legal@krambu.com
Telephone: (833) 457-2628

To Customer
At the Purchaser's Name and Address as set forth on the Purchase Order.

8.3. ***Excused Performance***. Except for payment of amounts due and owing, neither Supplier nor Purchaser will be liable for failure to perform its obligations during any period if performance is delayed or rendered impracticable or impossible due to circumstances beyond that party's reasonable control (including, in the case of the Supplier, the unavailability of any components of the Hardware that KRAMBU must purchase from a Supplier).

8.4. ***Assignment***. Purchaser may not assign these Terms and Conditions, a Supplier's quote, or an Order, or any right or obligation under these Terms and Conditions without Supplier's prior written consent. Even if Supplier consents to an assignment or delegation, Purchaser remains responsible for all obligations to Supplier under these Terms and Conditions, a quote, or Order that Purchaser incurred before the effective date of the assignment or delegation. Purchaser attempts to assign or delegate without Supplier's prior written consent are void.

8.5 ***Governing Law; Informal Dispute Resolution; Attorney's Fees***. This Agreement and any dispute, claim, or controversy (whether in contract, tort, or otherwise) related to or arising out of this Agreement ("Dispute") are governed by the laws of the State of Delaware (excluding the conflicts of law rules) and the federal laws of the United States. The parties agree to waive, to the maximum extent permitted by law, any right to a jury trial with respect to any Dispute. KRAMBU and Purchaser will attempt to resolve any Dispute through negotiation with persons fully authorized to resolve the Dispute, or through mediation using a mutually agreeable mediator, rather than through litigation. The existence or results of any negotiation or mediation will be treated as confidential. If the parties are unable to resolve the Dispute through negotiation or mediation within a reasonable time after written notice from one party to the other that a Dispute exists, the Dispute shall be resolved exclusively and finally by binding arbitration administered by the American Arbitration Association. The arbitration hearing shall take place in Coeur 'd Alene, Idaho and will be governed by the rules of the American Arbitration Association. The arbitrator shall base its award on the terms of any written agreements, and will follow the law of the State of Delaware. The arbitrator shall render its award in writing and will include the findings of fact and conclusion of law upon which the award is based. Judgment upon the arbitration award may be entered by any court of competent jurisdiction. If any provision of this arbitration agreement is found unenforceable, the unenforceable provision shall be severed, and the remaining arbitration terms shall be enforced, but in no case shall there be a class action arbitration. Although the merits of the underlying Dispute will be resolved in accordance with this Section, any party has the right to obtain from a court of competent jurisdiction a temporary restraining order, preliminary injunction, or other equitable relief to preserve the status quo, prevent irreparable harm, avoid the expiration of any applicable limitation periods, or preserve a superior position with respect to other creditors.

8.5. These Terms and Conditions, and any dispute, claim, or controversy (whether in contract, tort, or otherwise) related to or arising out of these Terms and Conditions or any quote or Order ("Dispute") is governed by the laws of the State of Delaware (excluding the conflicts of law rules) and the federal laws of the

United States. The U.N. Convention on Contracts for the International Sale of Goods does not apply. To the extent permitted by law, the state and federal courts located in Coeur 'd Alene, Idaho will have exclusive jurisdiction for any Disputes. Purchaser and Suppliers agree to submit to the personal jurisdiction of the state and federal courts located within Kootenai County, Idaho, and agree to waive any and all objections to the exercise of jurisdiction over the parties by those courts and to venue in those courts. The parties agree to waive, to the maximum extent permitted by law, any right to a jury trial with respect to any Dispute. Neither Purchaser nor Suppliers are entitled to join or consolidate claims by or against other Purchasers, or pursue any claim as a representative or class action, or in private attorney general capacity. As a condition precedent to filing any lawsuit, the Purchaser will attempt to resolve any Dispute against one or more Suppliers through negotiation with persons fully authorized to resolve the Dispute, or through mediation using a mutually agreeable mediator, rather than through litigation. The existence or results of any negotiation or mediation will be treated as confidential. Although the merits of the underlying Dispute will be resolved in accordance with this Section, any party has the right to obtain from a court of competent jurisdiction a temporary restraining order, preliminary injunction, or other equitable relief to preserve the status quo, prevent irreparable harm, avoid the expiration of any applicable limitation periods, or preserve a superior position with respect to other creditors. If the parties are unable to resolve the Dispute within 30 days (or other mutually agreed time) of notice of the Dispute to the other party, the parties will be free to pursue all remedies available at law or in equity. In any Dispute (other than Supplier's efforts to collect overdue amounts from Purchaser) each party will bear its own attorneys' fees and expenses.

8.6. ***Waiver***. Failure to enforce a provision of these Terms and Conditions will not constitute a waiver of that or any other provision of these Terms and Conditions.

8.7. ***Independent Contractors***. The parties are independent contractors for all purposes under these Terms and Conditions and a party cannot obligate any other party without the other party's prior written approval. The parties do not intend anything in these Terms and Conditions to allow any party to act as an agent or representative of a party, or the parties to act as joint venturers or partners for any purpose. No party is responsible for the acts or omissions of any other party.

8.8. ***Severability***. If any part of these Terms and Conditions or document that incorporates these Terms and Conditions by reference is held unenforceable, the validity of all remaining parts will not be affected.

8.9. ***Trade Compliance***. Purchaser's purchase of Hardware and access to related technology (collectively, the "Materials") are for its own use, not for resale, export, re-export, or transfer. Purchaser is subject to and responsible for compliance with the export control and economic sanctions laws of the United States and other applicable jurisdictions. Materials may not be used, sold, leased, exported, imported, re-exported, or transferred except with Supplier's prior written authorization and in compliance with such laws, including, without limitation, export licensing requirements, end user, end-use, and end-destination restrictions, prohibitions on dealings with sanctioned individuals and entities, including but not limited to persons on the Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, or the U.S. Department of Commerce Denied Persons List. Purchaser represents and warrants that it is not the subject or target of, and that Purchaser is not located in a country or territory (including without limitation, North Korea, Cuba, Iran, Syria, Ivory Coast and Burma) that is the subject or target of, economic sanctions of the United States or other applicable jurisdictions.

8.10. ***Encryption***. Purchaser certifies that all items (including hardware, software, technology and other materials) it provides to KRAMBU for any reason that contain or enable encryption functions are authorized for export, re-export, or transfer pursuant to an export license obtained by the Purchaser or is otherwise covered by a license exception.

8.11. ***Entire Agreement; Conflicts***. These Terms and Conditions, and, if Purchaser is directly purchasing from Supplier, the Supplier's quote, and each Order: (a) comprise the complete statement of the agreement of the parties with regard to its subject matter; and (b) may be modified only in a writing signed by Purchaser and Supplier. No party is relying upon the representations of statements of the other that are not fully expressed in these Terms and Conditions, and each party expressly disclaims reliance upon any representations or statements not expressly set forth in these Terms and Conditions. Any claims by any party of fraud in the inducement of these Terms and Conditions or any Supplier quote or Purchaser Order based on any statements, representations, understandings, or omissions, whether oral or written, that are not fully expressed in these Terms and Conditions or the applicable Supplier's quote are expressly waived and released

Signature Page to Purchase Order

PURCHASER

AW Blockchain Mining, Inc.

Signature: Anastasia Shishova

Title: CEO

Print Name: Anastasia Shishova

Date: 12/31/2018

KRAMBU, INC.

Signature: Michael Green

Title: VP of Sales

Print Name: Michael Green

Date: 12/31/2018